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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE TO/A
TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 4)

ADVANCED NEUROMODULATION SYSTEMS, INC.
(Name of Subject Company (Issuer))

APOLLO MERGER CORP.
a wholly-owned subsidiary of
ST. JUDE MEDICAL, INC.
(Name of Filing Persons (Offerors))

COMMON STOCK, $0.05 PAR VALUE PER SHARE
(Title of Class of Securities)

00757T101
(CUSIP Number of Class of Securities)

KEVIN T. O'MALLEY
ST. JUDE MEDICAL, INC.
GENERAL COUNSEL
ONE LILLEHEI PLAZA
ST. PAUL, MINNESOTA 55117
(651) 483-2000
(Name, address, and telephone number of person
authorized to receive notices and communications on behalf of filing persons)

With Copies to:
JOSEPH BARBEAU
GIBSON, DUNN & CRUTCHER LLP
1881 PAGE MILL ROAD
PALO ALTO, CALIFORNIA 94304-1125
(213) 229-7000
and
JAMES J. MOLONEY
GIBSON, DUNN & CRUTCHER LLP
4 PARK PLAZA
IRVINE, CALIFORNIA 92614-8557
(949) 451-3800

        Check the appropriate boxes to designate any transactions to which this statement relates:

      ☒  third party tender offer subject to Rule 14d-l

      ☐  issuer tender offer subject to Rule 13e-4

      ☐  going-private transaction subject to Rule 13e-3

      ☐  amendment to Schedule 13D under Rule 13d-2

        Check the following box if the filing is a final amendment reporting the results of the tender offer. ☐

 Amendment No. 4 to Schedule TO

        This Amendment No. 4 (this "Amendment") further amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on October 18, 2005, as amended on October 19, 2005, November 4, 2005 and November 14, 2005 (the "Schedule TO"), relating to the third-party tender offer by Apollo Merger Corp., a Texas corporation (the "Purchaser") and a wholly-owned subsidiary of St. Jude Medical, Inc., a Minnesota corporation ("Parent"), to purchase all of the issued and outstanding shares of common stock of Advanced Neuromodulation Systems, Inc., a Texas corporation (the "Company"), par value $0.05 per share (together with the associated rights issued pursuant to the Rights Agreement dated August 30, 1996 between Quest Medical, Inc. and KeyCorp Shareholder Services, Inc., as rights agent, as amended by the Amendment to Rights Agreement dated January 25, 2002 between the Company and Computershare Investor Services LLC and Amendment No. 2 to Rights Agreement dated October 14, 2005 between the Company and Computershare Investor Services LLC (as so amended, the "Rights Plan")) (the "Shares"), at a purchase price of $61.25 per share, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated October 18, 2005 (the "Offer to Purchase") and in the related Letter of Transmittal (the "Letter of Transmittal"), copies of which were filed as Exhibits (a)(1)(A) and (a)(1)(B) to the Schedule TO (which, together with any amendments or supplements thereto, collectively constitute the "Offer"). This Amendment is being filed on behalf of Purchaser and Parent. Capitalized terms used and not defined in this Amendment have the meanings specified in the Offer to Purchase or the Schedule TO.

Item 8. Interest in Securities of the Subject Company.

Item 11. Additional Information.

        Items 8 and 11 of the Schedule TO are hereby amended and supplemented by including the following:

        At 12:00 midnight, New York City time, on Tuesday, November 15, 2005, the Offer expired. Based on information provided by the Depositary, as of the expiration of the Offer, 15,769,679 Shares of ANS common stock were validly tendered and not properly withdrawn, representing approximately 77.81% of the outstanding Shares. In addition, approximately 2,257,821 Shares were tendered subject to notices of guaranteed delivery prior to the expiration of the Offer, representing approximately 11.14% of the outstanding Shares. All such Shares have been accepted for purchase in accordance with the terms of the Offer and payment for the validly tendered Shares will be made promptly.

        Upon the terms and subject to the conditions of the Merger Agreement, Purchaser commenced a subsequent offering period in connection with the Offer, at 9:00 a.m., New York City time, on Wednesday, November 16, 2005. The subsequent offering period will expire at 12:00 midnight, New York City time, on Friday, November 18, 2005, unless extended. Any such extension will be followed as promptly as practicable by public announcement, which will be issued no later than 9:00 a.m., New York City time, on the next business day after the subsequent offering period was scheduled to expire. Shares properly tendered during this subsequent offering period will be accepted as they are tendered and paid for promptly as they are accepted. Shareholders who validly tender during this subsequent offering period will receive the same $61.25 per share cash consideration that is payable to shareholders who validly tendered during the initial offering period. Procedures for tendering Shares during the subsequent offering period are the same as during the initial offering period with the exception that pursuant to Rule 14d-7(a)(2) under the Securities Exchange Act of 1934, as amended, Shares tendered during the subsequent offering period may not be withdrawn.

        A copy of the press release issued by Parent regarding the above is attached hereto as Exhibit (a)(5)(F) and the information in the press release is incorporated herein by reference.

Item 12.    Exhibits

(a)(5)(F)    Press Release issued by Parent on November 16, 2005.

Signature

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Apollo Merger Corp.

	By:	/s/ KEVIN T. O'MALLEY Name: Kevin T. O'Malley Title: Vice President and Secretary

St. Jude Medical, Inc.

	By:	/s/ KEVIN T. O'MALLEY Name: Kevin T. O'Malley Title: Vice President and General Counsel

Dated: November 16, 2005

EXHIBIT INDEX

Exhibit Number	Description
(a)(1)(A)	Offer to Purchase, dated October 18, 2005.*
(a)(1)(B)	Form of Letter of Transmittal.*
(a)(1)(C)	Form of Notice of Guaranteed Delivery.*
(a)(1)(D)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees.*
(a)(1)(E)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees.*
(a)(1)(F)	Summary Advertisement as published in The Wall Street Journal on October 18, 2005.*
(a)(1)(G)	Transcript of Earnings Release Conference Call on October 17, 2005.*
(a)(5)(A)	Joint Press Release issued on October 16, 2005 (incorporated by reference from Exhibit 99.1 of the Parent's Current Report on Form 8-K filed on October 17, 2005).*
(a)(5)(B)	Press Release issued by Parent on October 17, 2005 (incorporated by reference from Exhibit 99.1 of the Parent's Current Report on Form 8-K filed on October 17, 2005).*
(a)(5)(C)	Press Release issued by Parent on October 18, 2005.*
(a)(5)(D)	Press Release issued by Parent on November 4, 2005.*
(a)(5)(E)	Press Release issued by Parent on November 11, 2005.*
(a)(5)(F)	Press Release issued by Parent on November 16, 2005.†
(d)(1)	Agreement and Plan of Merger, dated as of October 15, 2005, by and among St. Jude Medical, Inc., Apollo Merger Corp. and Advanced Neuromodulation Systems, Inc.*
(d)(2)	Confidentiality Agreement, dated as of July 28, 2005, by and between Advanced Neuromodulation Systems, Inc. and St. Jude Medical, Inc.*

*
Previously filed.

†
Filed herewith.

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Amendment No. 4 to Schedule TO
Signature
EXHIBIT INDEX